UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                        ---------------------------------
                                   FORM 10-SB

GENERAL FORM FOR  REGISTRATION  OF  SECURITIES OF SMALL  BUSINESS  ISSUERS UNDER
SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                             MCC Technologies, Inc.
                             ----------------------
                 (Name of Small Business Issuer in its charter)


            Nevada                                     88-045-4570
            -------                                    -----------
(State  or  other  jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation  or  organization)


122  Pilling  Road, Gibsons,  British  Columbia,  Canada               V0N 1V0
------------------------------------------------------------         -----------
(Address  of  principal  executive  offices)                         (Zip  Code)

Issuer's  telephone  number:  (604)  922-1972

Securities to be registered under Section 12(b) of the Act:

     Title  of  each  class                  Name  of  each  exchange  on  which
     to  be  so  registered                  each  class  is  to  be  registered

     None                                                           N/A

Securities to be registered under Section 12(g) of the Act:

            Common Shares, par value $0.001
            -------------------------------
                   (Title of class)



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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
PART I

ITEM  1.     DESCRIPTION OF BUSINESS

1.1     Introduction


MCC Technologies, Inc. is a software development company seeking to acquire or develop interactive voice response software and multimedia automated information software. Our corporate and head offices are located at 122 Pilling Road, Gibsons, British Columbia, Canada V0N 1V0. The telephone number is (604) 922-1972 and the facsimile number is (604) 886-8824.

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

In this Post-Effective Amendment No. 1 to Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars. Herein, all references to "CDN$" refer to Canadian Dollars and all references to common shares refer to the common shares in the capital stock of the company.


1.2     Business Development of the Company During Last Three Years


We were incorporated under the laws of the State of Nevada on February 26, 1998, under the name UCan, Inc. On February 28, 2000, we changed our name to MCC Technologies, Inc. Also on February 28, 2000, by resolution of the shareholders and our Board of Directors, the company's common shares underwent a forward split on a 100:1 basis for all shareholders of record, increasing the then issued and outstanding from 31,600 to 3,160,000. On March 27, 2000, we filed a Certificate of Amendment of Articles of Incorporation, increasing our authorized capital stock from 25,000 shares to 100,000,000 shares, effective February 28, 2000.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business.


1.3     Business of the Company


Prior to February 28, 2000, we operated as a development stage company. On February 28, 2000, we began seeking to acquire or develop interactive voice response ("IVR") software and multimedia automated information software.

On March 1, 2000, we entered into a non-exclusive license (the "License Agreement") with Peter Thomson, one of our officers, directors and principal shareholders, to develop, market, sell and support multimedia automated traveller information software. On or about October 15, 2000, we provided notice that we were cancelling the License Agreement effective October 29, 2000. After we cancelled the License Agreement, we continued seeking other businesses opportunities, including possible acquisition candidates, in the IVR software industry. To date, however, we have not identified any potential acquisition candidates.



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IVR  Software Generally


IVR software is used by businesses and other entities that have a need to provide information to their customers on a continual basis. By implementing an IVR software system, businesses and other enterprises can use a standard telephone network to provide automated voice responses to repetitive and standard questions from their customers and/or users. IVR software can also be used in conjunction with customer service representatives, such that routine questions and requests for information are performed by the automated voice response of the IVR software system and unusual questions or requests are handled by live operators or customer service representatives.

Businesses and other enterprises currently implement IVR software in order to:

- increase capacity in handling routine questions and requests forinformation;

- decrease operating costs in providing responses to such routine questions and requests for information by reducing the amount of time required by live operators or customer service representatives; and

- improve customer service levels by providing prompt responses to such routine questions and requests for information.

Industry Description

Interactive voice processing systems are designed to serve the needs of organizations that require an efficient, cost-effective means of delivering and communicating information, responding to standard requests or questions and completing business transactions in a timely manner. Voice processing typically utilizes a telephone system connected to an external computer which contains data and information being requested by callers. These systems use specialized computer hardware and software to store, retrieve and transmit digitized voice messages and to access information on computer databases. Using speech recognition software and touchtone or voice commands, along with a combination of passwords, account numbers and codes, callers can search for or request information from the computer's database and have information read back in voice form over the telephone. Voice processing systems have recently evolved and are now capable of providing information not only through voice messages through the telephone but also by providing information through the Internet, fax, pagers and Telecommunications Devices for the Deaf (TDD). Voice processing systems are widely used for functions such as reporting account balances, confirming schedule information, reserving appointments for various services, checking inventory, determining delivery dates for products or otherwise obtaining standard information, and range from small systems with basic features utilizing a few phone lines to larger, more complex systems with hundreds of telephone lines.

In an attempt to capture a segment of the IVR software market, telephone service/equipment suppliers and computer manufacturers have entered into the market. Telephone manufacturers have added more intelligent features to their telephone equipment to automate more complex caller requirements like voice mail and caller






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routing. Computer manufacturers have added telephone-based call handling and switching capabilities to permit remote connectivity and access between various telephone and computer networks. This convergence of computer and telephone technology has led to the emergence of standards which are intended to govern the design and functionality of both computer and telephone switching hardware.

The market for simple IVR software applications will likely be dominated by telephone service and equipment suppliers, who will include such simple IVR systems with their telephone equipment. More complex applications, however, will likely run on personal computing technology, which will be supplied by software vendors.

Target Markets

Our original target markets for IVR software were the public transit and utilities industries. Public transit and utilities companies generally purchase and utilize IVR software for two reasons:
- to reduce operating costs involved in providing responses to standard questions and requests for information; and
- to improve customer service by providing such standard or routine information in a timely and efficient manner.

IVR software technology automates repetitive and standard questions and requests for information, which represent the majority of calls to public transit and utility companies. The versatility of the technology permits full integration with operators so that routine calls are handled automatically using IVR software and the more difficult calls are transferred to human operators, who are usually available during business hours. However, after we cancelled the License Agreement, we shifted our focus away from the public transit and utilities industries, and are now concentrating on developing or acquiring IVR software technology with more general applications.

Copyrights, Patents, and Trade Secrets

We have developed a protection strategy comprised of the following four elements:

1. Patents: We intend to seek patent protection under United States and Canadian laws for any unique and proprietary designs and algorithms used in any of our acquired or developed software.

2. Product Licensing: We anticipate that all of our products will be sold to customers based on an end-user license agreement which will specify the application, number of telephone lines, and the location of the products being used.

3. Copyright/Trademark Protection: We also intend to seek copyright and trademark protection for any of our acquired or developed software.




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4. Software  Encryption:  We anticipate  that our products will be  personalized when the products are initially set up to identify the site license holder.

Marketing

Our objective is to become a recognized provider of IVR software applications used within enterprises and across telecommunications networks and the Internet. To achieve our objective, we intend to:
- facilitate the development, adoption and usage of our software;
- leverage its relationships with other companies within the industry to deliver complete solutions; and
- develop global sales, distribution, service and support capabilities and related product offerings.

1.4     Competition

The interactive communications industry is highly competitive and we believe that competition will continue to intensify. If we enter the IVR market, we will compete with a large number of companies which produce IVR products, including IBM, InterVoice/Brite, Lucent, Periphonics (Nortel), Aspect and Sytellect, all of which have emphasized sales of systems with IVR applications. In addition, we will compete with dealers and distributors that sell the voice products of these and other competitors. It is likely that there will be new entrants into the IVR industry as few major technological barriers to entry exist.

Competition for the sale of IVR software products has been based in part on the application required by the customer. In marketing our acquired or developed IVR software products, we plan to focus on software systems which allow for expansion and the incorporation of additional applications. We believe that emphasizing openness and expandability will give us a competitive advantage over existing products, many of which are not easy to customize to a user's specific needs.

Companies are often forced to consider computer systems that integrate voice, data and customer relationship systems as a means of handling customer load, increasing efficiency or providing adequate customer service to differentiate themselves from competition in their own markets. We plan to develop or acquire software solutions for these companies which are comprised of basic application packages and custom integration services. A number of competitors offer solutions but from different technical or market perspectives which are largely dependent on whether they have an installed base of customers or are new entrants. Some competitors are long established telephony vendors seeking to add new media types to their ability to process telephony. These include Lucent, Nortel and Aspect. Traditional computer telephone integration vendors, such as Genesys (Alcatel), are seeking to add IVR software capability to their offerings. Oracle, traditionally a database company, has shown interest in this market through an acquisition of Versatility, a contact management software company. Network component companies are also interested in the market, most notably Cisco, with its




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acquisitions of Webline (Internet based contact management) and SummaFour
(traditional telephony switches). Start-up companies competing in this space include Interactive Intelligence, ATIO, Acuity, Cosmocom, eGain, PadNetX, eShare (Melita), and Apropos. All of these competitors define a large and growing market in which we intend to compete.

Marketing and product recognition also play a substantial competitive role in the IVR industry. Most of our potential competitors have considerably greater financial, marketing, and sales resources than we have. Many of these competitors have concentrated on one or two voice applications or on specific vertical markets and may enjoy advantages in selling to customers seeking only those applications or to companies in those markets. We believe that the other principal factors affecting competition in the interactive communications market are product applications and features, quality and reliability, customer support and service, and price.

1.5     Risk Factors

Much of the information included in this Registration Statement includes or is based upon estimates, projections or other "forward-looking statements". Such forward-looking statements include any projections or estimates we make in connection with our proposed business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. We caution the readers that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements". In evaluating the company, our business and any investment in the company, readers should carefully consider the following factors.

History of Losses

We have had a history of losses and expect to continue to incur losses, and may never achieve or maintain profitability. We have incurred losses since we began attempting to enter the IVR software development industry, including a loss of approximately $2,352 through the year ended March 31, 2000. As of March 31, 2000, we have an accumulated deficit of approximately $2,152. We expect to have net losses and negative cash flow at least through March 31, 2002, and we expect to spend significant amounts of capital to locate, identify, acquire or develop suitable software products and technologies, develop international sales and operations, and fund research and development. As a result, we





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will need to generate significant revenue to break even or achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we do not achieve and maintain profitability, the market price for our common stock may decline, perhaps substantially.

Limited Operating History

Due to our limited operating history, there is little information upon which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development. Some of these risks and uncertainties relate to our ability to locate, identify, acquire, develop, market, sell and support our IVR software, and to attract, retain and motivate qualified personnel. We cannot be sure that we will be successful in addressing these risks and uncertainties, and our failure to do so could have a materially adverse effect on our financial condition and continued operations. In addition, our operating results are dependent to a large degree upon factors outside our control, including among other things, increased competition and the acceptance and continued use of IVR technology. There are no assurances that we will be successful in addressing these risks, and failure to do so may adversely affect our business and financial condition.

Difficulties Associated With Growth Management

We may encounter difficulties in managing our growth, which could prevent us from executing our business strategy. Our ability to achieve our planned growth is dependent upon a number of factors including, but not limited to, our ability to hire and retain suitable employees, the adequacy of our financial resources and our ability to develop, market, sell and support our IVR software. Our anticipated growth will likely place a significant strain on our resources. To accommodate this growth, we must implement or upgrade a variety of operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. There can be no assurance that we will be able to achieve our anticipated goals or that we will be able to successfully manage our operations. Our systems, procedures and controls may not be adequate to support our future operations. If we fail to improve our operational, financial and management information systems, or to hire, train, motivate or manage our employees, our business may be adversely affected. Failure to manage anticipated growth effectively and efficiently could have a materially adverse effect on the company.

Acceptance of IVR Software

IVR software may not achieve widespread acceptance by businesses, which could limit our ability to expand our business. The market for IVR software is relatively new and is rapidly evolving. Our ability to generate revenue in the future depends on the acceptance by both our customers and their end users of our IVR software and IVR technology in general. The adoption of IVR software could be hindered by the perceived





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




costs of this new technology, as well as the reluctance of enterprises that have invested substantial resources in existing call centers to replace their current systems with this new technology. Accordingly, in order to achieve commercial acceptance, we will have to educate prospective customers, including large, established telecommunications companies, about the uses and benefits of IVR software in general and our IVR software in particular. If these efforts fail, or if IVR software does not achieve commercial acceptance, our business could be harmed. The continued and future development of the market for IVR software is also dependent upon:

- the widespread deployment of IVR applications by third parties which is driven by consumer demand for services having an IVR component;
-  the  demand  for  new  uses  and  applications  of  IVR  technology;
-  adoption  of  industry  standards  for  IVR  and related technologies; and
- continuing improvements in hardware technology that may reduce the costs of IVR software solutions.

Technological Changes

The IVR and communications industry within which we plan to operate is characterized by rapid technological change. The development of new technology by our competitors may render current IVR software technology obsolete. Competition in the IVR technology industry is based largely upon technological superiority. Accordingly, our success will depend upon our ability to continually enhance our acquired or developed IVR software products, to develop and introduce new products that keep pace with technological developments and to address the changing needs of the marketplace. Although we expect to devote significant resources to research and development activities, there can be no assurance that these activities will result in the successful development of new IVR technologies and IVR software products or the enhancement of existing technologies and products. In addition, there can be no assurance that the introduction of products, services or technological developments by others will not have a materially adverse effect on our operations.

Fluctuation of Quarterly Results

Our ability to accurately forecast our quarterly sales is limited, as a result of which, our quarterly operating results may fluctuate significantly. We expect our results will vary significantly from quarter to quarter in the future. These quarterly variations may be caused by a number of factors, including:

- delays in customer orders due to the complex nature of large telephony systems and the associated implementation projects;
- timing of product deployment and
  completion of project phases, particularly for large orders;
- delays in recognition of software license revenue in accordance with applicable accounting principles;




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



- Our ability to develop, introduce, ship and support new and enhanced products, such as new versions of IVR software that respond to changing technology trends, in a timely manner, as well as our ability to manage product transitions; and
- the amount and timing of increases in expenses associated with our growth.

Due to these and other factors, and because the market for IVR software is new and rapidly evolving, our ability to accurately forecast our quarterly sales is limited. In addition, in the near future, we believe that most of our expenses will be related to personnel, facilities and research and development, which are relatively fixed in the short term. If we do not generate significant revenue in relation to our expenses, we may be unable to reduce our expenses quickly enough to avoid lower quarterly operating results. We do not know whether our business will grow rapidly enough to absorb the costs of our future employees and facilities. As a result, our quarterly operating results could fluctuate and this fluctuation could adversely affect the market price of our common stock in the future.

Effect of Lengthy Sales and Implementation Cycles

Our proposed products may have long sales and implementation cycles and, as a result, our quarterly operating results and our stock price may fluctuate. We believe that the typical sales cycles for IVR software products will fluctuate, depending on the size and complexity of the order and the services to be provided.

The purchase of IVR products requires a significant expenditure by a potential customer; accordingly, the decision to purchase IVR products typically requires significant pre-purchase evaluation. We may spend significant time educating and providing information to prospective customers regarding the use and benefits of IVR software products. During this evaluation period, we may expend substantial sales, marketing and management resources.

After purchase, the expenditure of substantial time and resources to implement our software and to integrate it with the customer's existing systems may be required. If we are performing significant professional services in connection with the implementation of our software, we will not recognize software revenue until after system acceptance or deployment. In cases where the contract specifies milestones or acceptance criteria, we may not recognize services revenue until these conditions are met. We may in the future experience unexpected delays in recognizing revenue. Consequently, the length of our sales and implementation cycles and the varying order amounts for our products make it difficult to predict the quarter in which revenue recognition may occur and may cause license and services revenue and operating results to vary significantly from period to period. These factors could cause our stock price to be volatile or to decline.

Response to Rapid Changes in the IVR Software Market

In the event that we fail to respond to rapid changes in the market for IVR software, we may experience a loss of revenues. The IVR software industry is relatively new and






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rapidly evolving. Our success will depend substantially upon our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing end-user requirements and incorporate technological advancements. If we are unable to develop new products and enhanced functions or technologies to adapt to these changes, or if we cannot offset a decline in revenue from existing products with sales of new products, our business would likely suffer.

Among other things, commercial acceptance of our products and technologies will depend on:
- the ability of our products and technologies to meet and adapt to the needs of our target markets;
- the performance and price of our products as compared to our competitors' products; and
- our ability to deliver customer service directly and through our resellers.

Possibility of Software Defects

Any software defects in our products could harm our business and result in litigation. Complex software products, such as the products we plan to offer, may contain errors, defects and bugs. With the planned release of any product, we may discover such errors, defects and bugs and, as a result, our products may take longer than expected to develop. In addition, we may discover that remedies for errors or bugs may not be technologically feasible. Delivery of products with undetected production defects or reliability, quality, or compatibility problems could damage our reputation. Errors, defects or bugs could also cause interruptions, delays or a cessation of sales to our customers. We may be required to expend significant capital and other resources to remedy these types of problems. In addition, customers whose businesses are disrupted by these errors, defects and bugs may bring claims against us which, even if unsuccessful, would likely be time-consuming and could result in costly litigation and the payment of damages.

Dependence on a Limited Number of Customers

We anticipate that we will depend on a limited number of customer orders for a substantial portion of our revenue during any given period. Loss of, or delays in, a key order could substantially reduce our revenue in any given period and harm our business. Generally, customers who make large purchases are not expected to make subsequent equally large purchases in the short term. As a result, if we do not acquire a major customer, if a contract is delayed, cancelled or deferred, or if an anticipated sale is not made, our ability to generate revenue could be adversely affected.

International Operations

Sales to customers outside the United States and Canada may account for a significant portion of our revenues in the future, which would expose us to risks inherent in international operations. We would be subject to a variety of risks associated with





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conducting business internationally, any of which could
have a materially adverse effect on our business. These risks include:
- difficulties and costs of staffing and managing foreign operations;
- difficulties in establishing and maintaining an effective international reseller network;
- the burden of complying with a wide variety of foreign laws, particularly with respect to intellectual property and license requirements;
- political and economic instability outside the United States;
- import or export licensing and product certification requirements;
- tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;
- potential adverse tax consequences, including higher marginal rates;
- unfavorable fluctuations in currency exchange rates; and
- limited ability to enforce agreements, intellectual property rights and other rights in some foreign countries.

In order to increase international sales, we must develop localized versions of our products, which will require the investment of significant resources to create and refine different language models for each particular language or dialect. These language models are required to create versions of our products that allow end users to speak the local language or dialect and be understood and authenticated. If we are unable to do so, we may be unable to generate revenue and execute our business strategy.

Protection of Proprietary Technology

Any inability to adequately protect our proprietary technology could harm our ability to compete. Our future success and ability to compete depends in part upon our proprietary technology, which we anticipate that we will protect with a combination of patent, copyright, trademark and trade secret laws, as well as with confidentiality procedures and contractual provisions. These legal protections afford only limited protection and may be time-consuming and expensive to obtain and/or maintain. Further, despite our best efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Although we intend to file U.S. and Canadian patent applications on any software we acquire or develop which is eligible for such applications, we do not currently have any issued patents. There is no guarantee that patents will be issued with respect to any future patent applications. Any patents that are issued could be invalidated, circumvented or challenged. If challenged, any future patents might not be upheld or their scope could be narrowed. Our intellectual property may not be adequate to provide a competitive advantage or to prevent competitors from entering the markets for our products. Additionally, our potential competitors could independently develop non-infringing technologies that are competitive with, equivalent to, or superior to our technology. Monitoring infringement and/or misappropriation of intellectual property can be difficult, and there is no guarantee that the company would detect any infringement or misappropriation of its proprietary rights. Even if we did detect infringement or misappropriation of our





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





proprietary rights, litigation to enforce these rights could cause us to divert financial and other resources away from our business operations. Further, if we license our products internationally, laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States and Canada.

Infringement by the Company on Other Intellectual Property

Our products may inadvertently infringe upon the intellectual property rights of others, and resulting claims against us could be costly and require that we enter into disadvantageous license or royalty arrangements. The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of intellectual property rights. Although we will attempt to avoid infringing known proprietary rights of third parties, we may be subject to legal proceedings and claims for alleged infringement of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could result in costly litigation, divert resources and management's attention or require that we enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain injunctions, which could prevent us from selling our products.

1.6     Governmental Regulation

To the best of our knowledge, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

1.7     Key Employees

As at May 31, 2001, our key personnel were Lael Todesco (President) and Peter Thomson (Secretary/Treasurer). Ms. Todesco and Mr. Thomson are currently our only employees. The loss of either Ms. Todesco's or Mr. Thomson's services, or the services of any future employees, for any reason may have a materially adverse effect on the prospects of the company. There can be no assurance that we would be able to find a suitable replacement in the event that the services of Ms. Todesco or Mr. Thomson, or of future key employees, are lost. Furthermore, we do not presently maintain "key man" life insurance on the lives of our key personnel. We rely upon the continued service and performance of a relatively small number of key senior management personnel, and our future success depends on our retention of these key employees, whose knowledge of our business and technical expertise would be difficult to replace. At this time, neither of our key senior management personnel are bound by employment agreements, and as a result, either of these employees could leave with little or no prior notice.

If we lose either of our key senior management personnel, our business may be adversely affected. If we are unable to hire and retain technical, sales and marketing and operational personnel, our business could be materially adversely affected. We intend to hire a significant number of additional personnel, including software engineers, sales




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




and marketing personnel and operational personnel in the future, provided we have the resources available to do so. Competition for these individuals is intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

1.8     "Penny Stock" Rules

Our common shares are subject to rules promulgated by the SEC relating to "penny stocks", which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the SEC. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the primary market for our common shares.

1.9      Need for Additional Financing

Based on our current operating plan, we anticipate that we will require significant additional funds over the next 12 months in order to finance acquisition and development of IVR software and for increased working capital and employee costs. Our ability to continue in business in the future depends upon our continued ability to obtain financing. There can be no assurance that any such financing would be available upon terms and conditions acceptable to us, if at all. The inability to obtain additional financing in a sufficient amount when needed and upon acceptable terms and conditions could have a materially adverse effect upon the company.

If additional funds are raised by issuing equity securities, further dilution to existing or future stockholders is likely to result. If adequate funds are not available on acceptable terms when needed, we may be required to delay, scale-back or eliminate our software acquisition and development. Inadequate funding also could impair our ability to compete in the marketplace and could result in our dissolution.

1.10     Volatility of Stock Price

Our common shares are not currently publicly traded. In the future, the trading price of our common shares may be subject to wide fluctuations. Trading prices of the common shares may fluctuate in response to a number of factors, many of which will be beyond our control. In addition, the stock market in general, and the market for software technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. Market and industry factors may adversely affect the market price of the common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

1.11     Reports to Security Holders

Under Nevada state law, we are not required to deliver an annual report to our shareholders but we do intend to voluntarily send an annual report to our shareholders which will include our audited financial statements.

1.12     Securities and Exchange Commission's Public Reference

Any member of the public may read and copy any materials filed by the company with the Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM  2.     PLAN OF OPERATION

2.1     Cash  Requirements

Although we originally intended to raise significant funds through the sale, in private placement transactions, of our equity securities over the twelve month period ending September 30, 2001, we have not raised any funds through the sale of our equity securities during the last year, and do not plan to do so in the near future. Instead, we are currently seeking alternative financing sources, including debt financing. We intend to use any funds raised as follows:

-     to  develop or acquire IVR software
      ($350,000);

-     to  begin a marketing/advertising campaign for such IVR software
      ($250,000);

-     to  hire  sales  personnel  to  market and sell  our IVR  software
      ($150,000);

-     to  cover  legal/patent  application  costs  ($50,000);

-     to  cover  general  and  administrative  expenses  ($100,000);  and

-     to  cover  other  miscellaneous  general  corporate  costs  ($100,000).

2.2     Purchase  of  Significant  Equipment

We do not intend to purchase any significant equipment through September 30, 2001.

2.3     Employees

Over the twelve months ending September 30, 2001, we anticipate an increase in the number of employees we have, because we intend to hire one qualified accountant, one person to perform clerical and administrative tasks, two software engineers and two sales and marketing employees, if our resources allow such additional hires.

ITEM  3.     DESCRIPTION OF PROPERTY

Our executive and head offices are located at 122 Pilling Road, Gibsons, British Columbia. The offices are extremely small in size and are provided to us on a rent free basis by our former President and current director, Brian Hall.

ITEM  4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

4.1     Beneficial Ownership

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities Exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

Each person has sole voting and investment power with respect to the common shares, except as otherwise indicated. Beneficial ownership consists of a direct interest in the common shares, except as otherwise indicated.

As of September 30, 2000, 3,160,000 common shares, par value $0.001 were issued and outstanding. We are authorized to issue 100,000,000 common shares, par value $0.001.

As of September 30, 2000, no person known to us was the beneficial owner of more than five percent (5%) of the outstanding common shares of the company except the following:

Name                   Address                                 Shares of           Percentage
                                                               Common Stock        of Class
Brian Hall          122 Pilling Road, Gibsons, B.C.,
                      Canada VON 1VO                           280,000              8.9%

Peter Thomson       1103 Point Road, Gibsons, B.C.,
                      Canada VON 1VO                           250,000              7.9%

Steve Trotter       2835 Windflower Place,
                      Coquitlam, B.C., Canada                  250,000              7.9%


Based on 3,160,000 common shares outstanding as of September 30, 2000.

The following table lists, as of September 30, 2000, the number of common shares beneficially owned, and the percentage of our common shares so owned, by our directors and officers. Brian Hall became a director on or about June 7, 2001, and his stock ownership is specified in the table above.


Name                   Address                       Shares of        Percentage
                                                    Common Stock       of Class
Lael Todesco     793 Permier Street
                     North Vancouver, B.C. Canada     120,000             3.8%

Peter Thomson   1103 Point Road, Gibsons, B.C.,
                     Canada VON 1VO                   250,000             7.9%

                     Directors and Officers
                     as a Group                       370,000            11.7%

Based on 3,160,000 shares outstanding as of September 30, 2000 and, as to a specific person, shares issuable pursuant to the conversion or exercise, as the case may be, of currently exercisable or convertible debentures, share purchase warrants and stock options.

4.2     Changes  in  Control
We are not aware of any contract or other arrangement the operation of which may at a subsequent date result in a change of control of the company.

ITEM  5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following text sets forth the names and ages of our directors, executive officers and significant employees as of June 7, 2001. The present directors will serve until the next Annual General Meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Also provided is a brief description of the business experience of the directors, executive officers and significant employees during the past five years and an indication of directorships held by the directors in other companies subject to the reporting requirements of the Securities Exchange Act of 1934.

5.1     Directors, executive officers and other significant employees:

Lael Todesco, age 38, has been our president and a director since February 28, 2000.In addition to her duties as a director and the President of the company, Ms. Todesco acts as executive in charge of operations of Consolidated Envirowaste Industries Ltd., a publicly traded Canadian company whose common shares trade on the Canadian Venture Exchange. She is also currently a director of Consolidated Envirowaste Industries Ltd. Ms. Todesco has developed and implemented multi-media strategies for several publicly traded companies. She has gained expertise in the areas of strategic management, leadership and corporate strategy development, and has diversified our focus in the communications and hi-tech IVR technology sectors.

Peter Thomson, age 52, has been our Secretary/Treasurer and a director since February 26, 1998. In addition to his responsibilities as a director and the Secretary/Treasurer of the company, Mr. Thomson is also a director of the British Columbia Institute of Technology, a position he has held since 1989. Between March, 1982 and June, 1989, he was employed as the Vice-President, Corporate and Industry Relations at the British Columbia Discovery Foundation, a British Columbia government institution dedicated to advancing British Columbia's technology industry. Mr. Thomson obtained a Bachelor of Commerce degree specializing in marketing from the University of British Columbia.

Brian Hall, age 58, a former President, Secretary, and director of the company, and a shareholder of the company, was appointed as a director on or about June 7, 2001. He has been a chartered accountant located in British Columbia for the last 30 years.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which either was selected to be a director or executive officer. Lael Todesco is Brian Hall's ex-wife's daughter.

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM  6.     EXECUTIVE COMPENSATION

Our chief executive officer did not receive any cash or other compensation during the year ended March 31, 2000.

There were no grants of stock options or stock appreciation rights made during the fiscal year ended March 31, 2000 to our executive officers and directors. There were no stock options outstanding as at March 31, 2000. To date, we have not granted stock options to any of our employees, consultants, directors or executive officers. We have no formal plan for compensating our directors for their service in their capacity as directors although such directors are expected to receive in the future stock options to purchase common shares as awarded by the Board of Directors or (as to future stock options) a Compensation Committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the company other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

There are no management agreements with our directors or executive officers.

We have no plans or arrangements in respect of remuneration received or that may be received by the executive officers of the company to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors or a committee thereof.

ITEM  7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

With the exception of the License Agreement, there have been no transactions, or proposed transactions, which have materially affected or will materially affect the company in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

We paid Peter Thomson, one of our directors and our Secretary/Treasurer, $5,000 cash and agreed to pay him a royalty of 15% of our gross annual sales of IVR software pursuant to the License Agreement. However, we have cancelled the License Agreement and are no longer obligated to pay Mr. Thomson any royalties on our gross annual sales of IVR software.

ITEM  8.     DESCRIPTION OF SECURITIES

All of our authorized shares of common stock are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the company, holders of common shares are entitled to receive pro rata the assets of the company, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Our articles of incorporation and by-laws do not contain any provisions that would delay, defer or prevent a change in control of the company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no public trading market for our common shares in the United States or elsewhere.

Interwest Transfer Co. Inc., Suite 100, 1981 East 4800 South, Salt Lake City, Utah 84117 (Telephone: (801) 272-9294; Facsimile: (801) 277-3147) is the
registrar and transfer agent for our common shares.

On September 30, 2000, the shareholders' list for our common shares showed 37 registered shareholders and 3,160,000 shares outstanding. We have researched indirect holdings registered to the various depository institutions and stock brokerage firms, and estimate that there no additional beneficial shareholders beyond the 37 registered shareholders as of September 30, 2000.

There are no outstanding options or warrants to purchase, or securities convertible into, our common shares. All of our issued and outstanding shares could be sold pursuant to Rule 144 of the Securities Act of 1933.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Although there are no restrictions that limit the ability to pay dividends on our common shares, we intend to retain future earnings for use in our operations and the expansion of our business.

ITEM  2.     LEGAL PROCEEDINGS

We know of no material, active or pending legal proceedings against us, nor are we involved involved as a plaintiff in any material proceeding or pending litigation, except as follows:

In response to an allegation by Ontira Communications, Inc., that we have infringed upon certain intellectual property rights which are claimed by Ontira Communications, Inc., we have confirmed that we do not have any interest whatsoever, direct or indirect, by license or otherwise, in any products, services, software of technology of Ontira Communications, Inc.

There are no proceedings in which any director, officer of affiliate of the company, or any registered or beneficial shareholder is an adverse party or has a material interest adverse to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not  applicable.

ITEM  4.   RECENT  SALES  OF  UNREGISTERED  SECURITIES

In the past three years, we have sold the following common shares without registering those common shares under the Securities Act of 1933:

On March 3, 1998, we issued a total of 31,600 common shares at a price of $0.25 per common share, for total cash consideration of $7,900 to the following people, relying on sections 4(2) and 3(b) of the Securities Act of 1933, as amended. The price per share was established arbitrarily by our Board of Directors. The transaction was private in nature and we had reasonable grounds to believe that the investors were capable of evaluating the merits and risk of their investment and acquired the shares for investment purposes. Each of the following people was a close friend or business associate of the directors of the company, and had access to all of our records and documents. In addition, each person had an opportunity to ask questions and receive answers from our management.

NUMBER OF
COMMON SHARES                        NAME                         CONSIDERATION
-------------                    -------------                    -------------
 2,800                           Lael Todesco                       $ 700
 2,800                           Brian Hall                         $ 700
 2,500                           Peter Thomson                      $ 625
 1,200                           Neil Abbey                         $ 300
   400                           Anne Abbey                         $ 100
   400                           Cynthia Abbey                      $ 100
   400                           Melvin Abbey                       $ 100
   400                           Constance Fischer                  $ 100
   600                           Kerry Frankham                     $ 150
   600                           Kevin Frankham                     $ 150
   600                           Peter Frankham                     $ 150
   600                           Mary Hall                          $ 150
   400                           Clinton Hussey                     $ 100
   600                           Pamela Jakes                       $ 150
   600                           Jerry Jakes                        $ 150
   400                           Phillip Kukkonen                   $ 100
   600                           Norman Paterson                    $ 150
   600                           Charles Paterson                   $ 150
   600                           Barbara Paterson                   $ 150
   400                           Susan Santage                      $ 100
   400                           Tyler Todesco                      $ 100
   400                           Helen Thomson                      $ 100
  1200                           Barry Williams                     $ 300
   400                           Caroline Williams                  $ 100
  1200                           Joanne Yan                         $ 300
   400                           Li Ying Yan                        $ 100
  1200                           Ian Stuart                         $ 300
  1200                           Jamie Goodheart                    $ 300
   400                           Jim Goodheart                      $ 100
   400                           Marilyn Goodheart                  $ 100
  1200                           Riz Alikhan                        $ 300
   400                           Jeff Trotter                       $ 100
   400                           Ryan Trotter                       $ 100
  1200                           Mike Armstrong                     $ 300
   600                           Tim Folkman                        $ 150
 2,500                           Steve Trotter                      $ 625
   600                           Derrick Walker                     $ 150



ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation provide that no director or officer shall be personally liable to the company or any of our stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer, provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of dividends in violation of section 78.300 of the Nevada Revised Statutes.

Our Bylaws provide that, subject to the provisions of the general corporation law of the State of Nevada, any person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because he or a person whom he legally represents is or was a director or officer of the company, or is or was serving at the request of the company or for our benefit as a director or officer of another corporation, or as our representative in a partnership, joint venture, trust or other enterprise, will be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred or suffered by him in connection with his acting in any such positions. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the company as such costs are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such director and/or officer is not entitled to be indemnified by the company. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the bylaws.

Indemnification under the Nevada Revised Statutes

The General Corporation Law of the State of Nevada provides that:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Any discretionary indemnification under the above provisions unless ordered by a court or advanced pursuant to section 2 above, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a) by the stockholders;

(b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the general corporation law of the State of Nevada:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court or for the advancement of expenses, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

FINANCIAL STATEMENTS

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

The revised financial statements are attached hereto and found immediately following the text of this Registration Statement. The revised financial statements were reviewed by Keith Margetson, the company's chartered accountant, who historically has prepared the company's interim reports. Weinberg and Company, P.A., the company's auditor, has not reviewed or commented upon these revised financial statements.

                                    PART III


ITEM 1. INDEX TO EXHIBITS

Financial Statements Filed as Part of the Registration Statement

See "Financial Statements".

Exhibits Required by Item 601 of Regulation S-B


(2) Charter and By-laws:

2.1 Articles of Incorporation effective February 26, 1998.*

    2.2 By-Laws effective February 26, 1998.*

    2.3 Corporate Charter, dated March 6, 1998.*

    2.4 Certificate of Reinstatement, dated February 28, 2000.*

    2.5 Certificate of Amendment of Articles of Incorporation, filed March 27, 2000.*

(6) Material Contracts

    6.1 License Agreement between Peter Thomson and MCC Technologies, Inc., dated March 1, 2000*

*Filed as exhibits to our Registration Statement on Form 10-SB with the Commission on October 4, 2000.


SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MCC TECHNOLOGIES, INC.

Date: June 14, 2001

By:

/s/ Lael Todesco
Lael Todesco, President/Director

By:

/s/ Peter Thomson
Peter Thomson, Secretary/Treasurer/Director

KEITH MARGETSON  Chartered Accountant               an incorporated professional
--------------------------------------------------------------------------------
P. O. Box 45                                          Telephone:  (604) 885-2810
5588 Inlet Avenue                                            Toll free: 883-2807
Sechelt  BC                                                       Fax:  885-2834
V0N 3A0                                                       Cellular: 220-7704






To the Board of Directors of
MCC Technologies, Inc.
(A Development Stage Company)




                            REVIEW ENGAGEMENT REPORT


I have reviewed the revised balance sheet of MCC Technologies, Inc. (A Development Stage Company) as at June 30, 2000, March 31, 1999 and March 31, 1998 and the revised related statements of operations, stockholders' equity and cash flows for the nine month period ended December 31, 2000 and the two years ended March 31, 2000 and March 31, 1999. My review was made in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry analytical procedures and discussion related to information supplied to me by the Company.

A review does not constitute an audit and consequently I do not express an audit opinion on these financial statements.

Based on my review nothing has come to my attention that causes me to believe that these financial statements are not, in all material respects, in accordance with generally accepted American accounting principles.



"Keith R. Margetson"


CHARTERED ACCOUNTANT
Sechelt  BC
June 4,2001

                           MCC TECHNOLOGIES, INC.

                          (A Development Stage Company)

                      REVISED INTERIM FINANCIAL STATEMENTS

                                   (Unaudited)

            FOR THE PERIOD FROM DATE OF INCEPTION (FEBRUARY 26, 1998)
                              TO DECEMBER 31, 2000

                           (Expressed in U.S. Dollars)


--------------------------------------------------------------------------------


          Balance Sheet

          Statement of Changes in Stockholders' Equity

          Statement of Operations and Accumulated Deficit

          Statement of Cash Flows

          Notes to the Financial Statements

FINANCIAL STATEMENTS

REVISED  INTERIM  STATEMENT  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY


For The Period From Inception to December 31,2000


REVISED  INTERIM  STATEMENT  OF  OPERATIONS  AND  ACCUMULATED  DEFICIT


REVISED  INTERIM  STATEMENT  OF  CASH  FLOWS




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




--------------------------------------------------------------------------------
                                                MCC  TECHNOLOGIES,  INC.
                                                (A Development Stage Company)
                                                REVISED  INTERIM  BALANCE  SHEET
                                                (Unaudited)
                                                December 31, 2000
                                                (Expressed in U.S. dollars)
--------------------------------------------------------------------------------

                                                 December 31       March 31        March 31
                                                   2000              2000            1999
       REVISED INTERIM FINANCIAL STATEMENTS
ASSETS

Current
      Cash in bank or on hand                         $ 50         $ 6,730          $ 7,500

Other
      Licence agreement                                  -           5,000                -
                                              -------------  --------------    ------------
TOTAL  ASSETS                                         $ 50        $ 11,730          $ 7,500
--------------------------------------------------------------------------------------------




LIABILITIES AND STOCKHOLDERS'  EQUITY

Current liabilities
      Accounts payable                                                          $ 6,760             $ 750             $ 200
      Shareholder loan, without interest or stated
          terms of repayment                                                     25,425             5,832                 -
                                                                        ----------------  ----------------  ----------------
                                                                                 32,185             6,582               200
                                                                        ----------------  ----------------  ----------------
Stockholders' Equity
      Common stock
                  100,000,000 Common shares authorized with
                              $.001 par value
                    3,000,000 Shares issued and outstanding                       3,000             3,000             3,000
      Additional paid in capital                                                  4,500             4,500             4,500
                                                                        ----------------  ----------------  ----------------
                NOTES  TO  THE  REVISED  INTERIM  FINANCIAL  STATEMENTS           7,500             7,500             7,500
      Deficit accumulated during the development stage                          (39,635)           (2,352)             (200)
                                                                        ----------------  ----------------  ----------------
                                                                                (32,135)            5,148             7,300
                                                                        ----------------  ----------------  ----------------
TOTAL  LIABILITIES  AND  STOCKHOLDERS'  EQUITY                                     $ 50          $ 11,730           $ 7,500
----------------------------------------------------------------------------------------------------------------------------

                     The accompanying notes are an integral
                        part of the financial statements

--------------------------------------------------------------------------------

                                                        MCC  TECHNOLOGIES,  INC.
                                                   (A Development Stage Company)
             REVISED  INTERIM  STATEMENT  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY
                                                                     (Unaudited)
                               For The Period From Inception to December 31,2000
                                                     (Expressed in U.S. dollars)
--------------------------------------------------------------------------------


                                                                          Additional
                                                       Common Stock        Paid - in         Accumulated
                                       Shares             Amount            Capital           Deficit            Total
Balance, February 26, 1998
      (Date of inception)                        -               $ -                $ -               $ -               $ -

Issuance of stock at $.0025
      per share for cash                 3,000,000             3,000              4,500                 -             7,500

Net loss for the year                            -                 -                  -              (100)             (100)
                                   ----------------   ---------------   ----------------  ----------------  ----------------

Balance, March 31, 1998                  3,000,000             3,000              4,500              (100)            7,400

Net loss for the year                            -                 -                  -              (100)             (100)
                                   ----------------   ---------------   ----------------  ----------------  ----------------

Balance, March 31, 1999                  3,000,000             3,000              4,500              (200)            7,300

Net loss for the year                            -                 -                  -            (2,152)           (2,152)
                                   ----------------   ---------------   ----------------  ----------------  ----------------

Balance, March 31, 2000                  3,000,000             3,000              4,500            (2,352)            5,148

Net loss for the period                          -                 -                  -           (37,283)          (37,283)
                                   ----------------   ---------------   ----------------  ----------------  ----------------

Balance, June 30, 2000                   3,000,000           $ 3,000            $ 4,500         $ (39,635)        $ (32,135)
----------------------------------------------------------------------------------------------------------------------------

                     The accompanying notes are an integral
                        part of the financial statements

                                                        MCC  TECHNOLOGIES,  INC.
                                                   (A Development Stage Company)
          REVISED  INTERIM  STATEMENT  OF  OPERATIONS  AND  ACCUMULATED  DEFICIT
                                                                     (Unaudited)
          For the Period From Inception (February 26, 1998) To December 31, 2000

                       and For the Period Ended December 31, 2000 and the Years
                                                   Ended March 31, 1999 and 2000

                                                     (Expressed in U.S. dollars)
--------------------------------------------------------------------------------

                                                         9 Months            Year              Year             Accumulated
                                                          Ended              Ended             Ended           Feb 26, 1998
                                                          Dec 31           March 31          March 31             To
                                                           2000              2000              1999            Dec 31, 2000

Revenue                                                   $        -       $          -      $          -      $          -
                                                      ---------------   ----------------  ----------------  ----------------

Expenses
      Filing fees                                                500                632               100             1,332
      Licence agreement expense                                5,000                                                  5,000
      Software development                                    18,132                                                 18,132
      Professional fees                                       13,651              1,520                 -            15,171
                                                      ---------------   ----------------  ----------------  ----------------

Net Loss                                                      37,283              2,152               100            39,635

Accumulated Deficit,
      Beginning of Period                                      2,352                200               100                 -
                                                      ---------------   ----------------  ----------------  ----------------

Accumulated Deficit,
      End of Period                                      $    39,635       $      2,352     $         200      $     39,635

----------------------------------------------------------------------------------------------------------------------------

Net Loss Per Common Share                                $    0.0132       $     0.0008     $      0.0001      $     0.0132

----------------------------------------------------------------------------------------------------------------------------

Weighted Average Number of
      Common Shares Outstanding                            3,000,000          3,000,000         3,000,000         3,000,000
----------------------------------------------------------------------------------------------------------------------------


                    The accompanying notes are an integral
                        part of the financial statements

--------------------------------------------------------------------------------

                                                        MCC  TECHNOLOGIES,  INC.
                                                   (A Development Stage Company)
                                    REVISED  INTERIM  STATEMENT  OF  CASH  FLOWS
                                                                     (Unaudited)
          For the Period From Inception (February 26, 1998) To December 31, 2000

                              and For the Period Ended December 31, 2000 and the
                                             Years Ended March 31, 1999 and 2000

                                                     (Expressed in U.S. dollars)
--------------------------------------------------------------------------------

                                                         9 months            Year              Year             Accumulated
                                                          Ended              Ended             Ended           Feb 26, 1998
                                                         December 31       March 31          March 31               To
                                                           2000              2000              1999           June 30, 2000

Cash Flows to Operating Activities
      Net loss for the period                           $    (37,283)       $    (2,152)        $    (100)     $    (39,635)
      Non-cash expense                                         5,000                                                  5,000
      Non-cash working capital items                          25,603              6,382               100            32,185
                                                      ---------------   ----------------  ----------------  ----------------
                                                              (6,680)             4,230                 -            (2,450)
                                                      ---------------   ----------------  ----------------  ----------------

Cash Flows from Investing Activities
      Licence agreement                                            -             (5,000)                -            (5,000)
                                                      ---------------   ----------------  ----------------  ----------------

Cash Flows from Financing Activities
      Common Stock                                                 -                  -                 -             7,500
                                                      ---------------   ----------------  ----------------  ----------------

Net Change in Cash                                            (6,680)              (770)                -                50

Cash, Beginning of Period                                      6,730              7,500             7,500                 -
                                                      ---------------   ----------------  ----------------  ----------------

Cash, End of Period                                     $         50        $     6,730        $    7,500      $         50
----------------------------------------------------------------------------------------------------------------------------




                    The accompanying notes are an integral
                        part of the financial statements

                                                        MCC  TECHNOLOGIES,  INC.
                                                   (A Development Stage Company)
                         NOTES  TO  THE  REVISED  INTERIM  FINANCIAL  STATEMENTS

                                                                     (Unaudited)

                                                               December 31, 2000
--------------------------------------------------------------------------------


1.      Development Stage Company

        MCC Technologies, Inc. herein "the Company" was incorporated on February 26, 1998 pursuant to the laws of the State of Nevada.

        The Company is a development stage company specializing in software development in interactive voice response (IVR) technology, targeted at public transit, public paratransit and public utilities.

        In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced significant revenue. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing and to develop and market its technology.

2.      Summary of Significant Accounting Policies

       (a)  Year end
       -------------
       The Company's fiscal year end is March 31.

       (b) Use of estimates
       ---------------------
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenditures during the period. Actual results may differ from those estimates.

       (c)  Financial instruments
       --------------------------
        The Company's financial instruments consist of cash which approximates carrying value.

       (d)  Foreign Exchange
       ---------------------
        All of the Company's transactions have been in U.S. currency. The Company's anticipated market is the US. Therefore, the Company's exposure to foreign currency exchange risks is currently considered minimal.

       (e)  Income Taxes
       -----------------
        Since the Company is in its development stage and has no income, no income tax expense is reported on the financial statements.



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




--------------------------------------------------------------------------------

                                                        MCC  TECHNOLOGIES,  INC.
                                                   (A Development Stage Company)
                         NOTES  TO  THE  REVISED  INTERIM  FINANCIAL  STATEMENTS

                                                                     (Unaudited)

                                                               December 31, 2000
--------------------------------------------------------------------------------




3.   Common Stock Transactions

        The Company was incorporated with authorized capital of 25,000 shares of common stock, no par value. On March 3, 1998 the Company issued 30,000 shares for cash. On February 28, 2000 the Company approved a forward split of 100 for 1 of the issued and outstanding shares. At the same time the Articles of Incorporation were amended to increase the authorized capital stock to 100,000,000 shares with a par value of $.001. These financial statements give retroactive affect to the stock split from date of inception.

4.   Licence Agreement and related party transaction

        On March 1, 2000 the Company entered into a software licensing agreement with an officer, director and shareholder to develop, market, sell and support IVR computer software. On October 15, 2000 the company exercized its right of cancellation and the agreement has been terminated effective October 29, 2000.







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